Mail Stop 4561

November 20, 2008

Mark S. Peak
Chief Financial Officer
VMware, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

> **Re:** **VMware, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **Filed November 5, 2008**
> **Definitive Proxy Statement**
> **Filed April 1, 2008**
> **File No. 001-33622**

Dear Mr. Peak:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Business

Customers, page 8

1.   We note your disclosure in regard to Arrow Electronics and Hewlett Packard
        Company accounting for 12% and 11% of revenues in 2007, respectively. State
        whether you have an agreement with Arrow Electronics and HP, and if so,
        disclose the material terms. If there is an agreement, please also provide an
        analysis as to why each agreement does not need to be filed under Item
        601(b)(10) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation

Results of Operations

Non-GAAP Financial Measures, page 48

2.   We note your use of non-GAAP financial measures on page 44 that excludes
        stock-based compensation and the related disclosures on page 48. We also note
        similar uses and disclosures in your Form 10-Q's. Tell us how you considered
        Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of Frequently
        Asked Questions Regarding the Use of Non-GAAP Financial Measures to include
        the following disclosures:

        •   the manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;
        •   the economic substance behind management's decision to use such a measure;
        •   the material limitations associated with use of the non-GAAP financial
            measure as compared to the use of the most directly comparable GAAP
            financial measure;
        •   the manner in which management compensates for these limitations when
            using the non-GAAP financial measure; and
        •   the substantive reasons why management believes the non-GAAP financial
            measure provides useful information to investors.

        In this regard, we believe you should further enhance your disclosures to comply
        with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related
        FAQ to demonstrate the usefulness of your non-GAAP financial measures which
        excludes stock-based compensation, especially since these measures are being
        used to evaluate performance. Your current disclosures regarding the reasons for
        presenting these non-GAAP measures appear overly broad considering that

> companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. For example, it is unclear why excluding stock-based compensation is appropriate since you disclose the fact that if you did not pay out a portion of compensation in the form of stock-based compensation, the cash salary expense would have been higher and considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. We also note that you exclude such costs from your internal operating plans and measurement of performance but it is unclear why you use this measure for measuring financial performance, how you use this non-GAAP measure to evaluate the business and why you believe this measure provides useful information to investors.

Exhibits

3.   We note that you have employment offer letters with Messrs. Jurewicz and Eschenbach, who are both named executive officers. Please file them as exhibits, or else provide us with your analysis as to why such agreements need not be filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Form 10-Q for the quarterly period ended September 30, 2008

Risk Factors

"We are dependant on our management and our key development personnel, and the loss of key personnel may prevent us from implementing our business plan in a timely manner," page 34

4.   We note the disclosure in this risk factor, including your statement that "The loss of key employees could seriously harm our ability to release new products on a timely basis and could significantly help our competitors." Tell us why you concluded that disclosure in the Form 10-Q regarding the recent departure of your CEO and President, Chief Scientist, Executive Vice President for Research and Development, and Vice President of Product Development was not necessary or appropriate.

Note D. Fair Value Measurements, page 9

5.   We note that at September 30, 2008 the Company held $1,029.8 million of investments in money market fund securities, which you classified as cash and cash equivalents. Tell us how you considered the requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, with regards to these investments. In this regard considering the recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions,

or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how the Company considered such limitations in accounting for these investments as cash and cash equivalents.

Definitive Proxy Statement on Form 14A filed April 1, 2008

Compensation Discussion and Analysis

Elements of Our Executive Compensation Program

Compensation Components

Annual Bonus, page 30

6.   You state that individual bonus target levels for 2007 for your NEOs, other than Ms. Greene were set between 30% and 56% of base salary. In future filings, specify the target level for each NEO.

Corporate Financial Metrics, page 30

7.   In future filings, state by how much actual corporate bookings exceeded the target for each six-month period.

8.   We note that the NEOs received bonuses relating to achievement of corporate financial metrics that exceeded their target bonus amount. In future filings, discuss specifically for each NEO by how much their actual bonus exceeded target and why.

9.   We note that the Committee has the ability to approve discretionary bonuses in addition to bonuses paid for the achievement of individual performance goals. In future filings, discuss the reason for the existence of such discretion and the circumstances under which the Committee would exercise it. State whether the Committee also has the discretion to reduce bonus awards and if that discretion has ever been exercised.

10.   We note that Mr. Eschenbach received a discretionary bonus in 2007 in part due to his "strong performance." In future filings describe the nature of his performance in a more specific but concise manner that would enable shareholders to better understand the nature of his accomplishments and how they benefited the company.

<u>Long Term Incentives, page 31</u>

11.   We note your statement that in June 2007 the Committee approved broad-based equity awards to your NEOs. In future filings, discuss how the Committee determined the total amount of equity awards to make to your NEOs.

12.   We note your statement that the structure and level of the awards were determined in part by considering market competitive practices in similar situations. In future filings, state your belief as to where the structure and level of the long term incentive awards fall in relation to other companies of similar size.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Donna Levy, Staff Attorney, at (202) 551-3292 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief